UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 4)1

Ambassadors Group, Inc.
(Name of Issuer)

Common Stock, par value $0.01
(Title of Class of Securities)

023177108
(CUSIP Number)

GREGORY BYLINSKY
BANDERA PARTNERS LLC
50 Broad Street, Suite 1820
New York, New York 10004
 (212) 232-4582

STEVE WOLOSKY, ESQ.
OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 18, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 023177108

1	NAME OF REPORTING PERSON Bandera Partners LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,725,193
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,725,193
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,725,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 023177108

1	NAME OF REPORTING PERSON Gregory Bylinsky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,725,193
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,725,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,725,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 023177108

1	NAME OF REPORTING PERSON Jefferson Gramm
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF, PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,796
	8	SHARED VOTING POWER 2,725,193
	9	SOLE DISPOSITIVE POWER 19,796
	10	SHARED DISPOSITIVE POWER 2,725,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,744,989
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.6%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 023177108

1	NAME OF REPORTING PERSON Andrew Shpiz
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UNITED STATES OF AMERICA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 2,725,193
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 2,725,193
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,725,193
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.5%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 023177108

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (the “Amendment No. 4”).  This Amendment No. 4 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by Bandera Partners were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,725,193 Shares owned directly by Bandera Partners is approximately $18,272,197.02, excluding brokerage commissions.  The aggregate purchase price of the 19,796 Shares owned directly by Mr. Gramm is approximately $142,739.  Mr. Gramm acquired these Shares with personal funds.

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated as follows:

(a)           The aggregate percentage of Shares reported owned by each person named herein is based upon 17,575,722 Shares outstanding as of April 27, 2012, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q filed, with the Securities and Exchange Commission on May 4, 2012.

As of the close of business on July 19, 2012, Bandera Partners beneficially owned 2,725,193 Shares, constituting approximately 15.5% of the Shares outstanding.  By virtue of their respective relationships with Bandera Master Fund  discussed in further detail in Item 2, each of Bandera Partners, Mr. Bylinsky, Mr. Gramm and Mr. Shpiz may be deemed to beneficially own the Shares owned by Bandera Master Fund.  Mr. Gramm directly owns 19,796 Shares.

(b)           Bandera Partners may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 2,725,193 shares of Common Stock directly owned by Bandera Master Fund.  As Managing Partners, Managing Directors and Portfolio Managers of Bandera Partners, each of Mr. Bylinsky, Mr. Gramm and Mr. Shpiz may be deemed to have the shared power to dispose of, direct the disposition of, vote or direct the vote of 2,725,193 shares of Common Stock directly owned by Bandera Master Fund. Mr. Gramm may be deemed to have the sole power to dispose of, direct the disposition of, vote or direct the vote of 19,796 Shares owned directly by him.

(c)           Schedule A annexed hereto lists all transactions in securities of the Issuer since the filing of Amendment No. 3 to the Schedule 13D.  All such transactions were effected in the open market.

CUSIP NO. 023177108
SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:           July 20, 2012

BANDERA PARTNERS LLC

By:	/s/ Gregory Bylinsky
	Name:	Gregory Bylinsky
	Title:	Managing Member

By:	/s/ Gregory Bylinsky
	Name:	Gregory Bylinsky

By:	/s/ Jefferson Gramm
	Name:	Jefferson Gramm

By:	/s/ Andrew Shpiz
	Name:	Andrew Shpiz

CUSIP NO. 023177108

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 3 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

BANDERA PARTNERS LLC

5,532	$5.0000	06/11/2012
22,900	$4.9836	06/12/2012
22,433	$4.9776	06/13/2012
43,700	$4.9904	06/14/2012
11,323	$4.9993	06/15/2012
39,616	$4.9322	06/21/2012
10,300	$4.9351	06/22/2012
5,448	$4.9968	07/17/2012
53,199	$5.0003	07/18/2012
5,626	$4.9991	07/19/2012

GREGORY BYLINSKY

None

JEFFERSON GRAMM

None

ANDREW SHPIZ

None